A member firm of Ernst & Young Global Limited October 29, 2024 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Commissioners: We have read Item 4.01 of Form 8-K dated October 29, 2024, of Super Micro Computer, Inc. (the “Company”) and are in agreement with the statements contained in the first paragraph, the first sentence of the second paragraph, the third paragraph, the first three sentences of the fourth paragraph, the fifth paragraph, the seventh paragraph and the eighth paragraph, therein. We have no basis to agree or disagree with other statements of the registrant contained therein. Ernst & Young LLP 303 Almaden Boulevard San Jose, CA 95110 Tel: +1 408 947 5500 Fax: +1 408 947 5717 ey.com